UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

83587F202

(CUSIP Number)

May 10, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

   CUSIP No. 83587F202

1	Name of Reporting Person Xianjian Advanced Technology Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 5,020,516 (see Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,020,516 (see Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,020,516 (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.7%(1)
12	Type of Reporting Person (See Instructions) CO

(1) Percentage based on: (a) 50,887,102 shares of the Issuer’s common stock outstanding as of March 9, 2017, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2017, plus (b) 23,625,084 shares of the Issuer’s common stock issued on April 19, 2017, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on April 19, 2017, plus (c) 797,081 shares of the Issuer’s common stock issued on April 27, 2017, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on April 28, 2017.

Page 3 of 9 Pages

   CUSIP No. 83587F202

1	Name of Reporting Person Bocom International Asset Management Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 540,540 (see Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 540,540 (see Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 540,540 (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.7%(2)
12	Type of Reporting Person (See Instructions) CO

(2) Percentage based on: (a) 50,887,102 shares of the Issuer’s common stock outstanding as of March 9, 2017, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2017, plus (b) 23,625,084 shares of the Issuer’s common stock issued on April 19, 2017, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on April 19, 2017, plus (c) 797,081 shares of the Issuer’s common stock issued on April 27, 2017, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on April 28, 2017, plus (d) 540,540 shares of the Issuer’s common stock issuable upon exercise of a warrant issued to Bocom International Asset Management Limited on May 31, 2016 (the “Warrant”).

Page 4 of 9 Pages

   CUSIP No. 83587F202

1	Name of Reporting Person Yuehui Xie
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization China

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 5,561,056 (see Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,561,056 (see Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,561,056 (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.3%(3)
12	Type of Reporting Person (See Instructions) IN

(3) Percentage based on: (a) 50,887,102 shares of the Issuer’s common stock outstanding as of March 9, 2017, as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2017, plus (b) 23,625,084 shares of the Issuer’s common stock issued on April 19, 2017, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on April 19, 2017, plus (c) 797,081 shares of the Issuer’s common stock issued on April 27, 2017, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on April 28, 2017, plus (d) 540,540 shares of the Issuer’s common stock issuable upon exercise of the Warrant.

Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer

    Sorrento Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4955 Directors Place

San Diego, CA 92121

Item 2.

(a)	Names of Persons Filing

This Schedule 13G/A is being filed jointly by (1) Xianjian Advanced Technology Limited (“Xianjian”), (2) Bocom International Asset Management Limited (“Bocom”), and (3) Yuehui Xie (each a “Reporting Person”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was previously filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13G, filed with the SEC on May 15, 2017, pursuant to which such persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are of the view that they are not acting as a group for purposes of Section 13(d) under the Exchange Act.

(b)	Address of Principal Business office or, if None, Residence

The principal business address of each of Xianjian and Yuehui Xie is:

Saiba R&D Building
Langshan Er Road
High-tech Industrial Park North District
Nanshan District, Shenzhen
Guangdong, China

The principal business address of Bocom is:

11th Floor, Man Yee Building
68 Des Voeux Road
Central, Hong Kong

(c)	Citizenship

Xianjian: British Virgin Islands
Bocom: Hong Kong
Yuehui Xie: China

(d)	Title of Class of Securities

Common Stock, $0.0001 par value (“Common Stock”)

(e)	CUSIP Number

83587F202

Page 6 of 9 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a)	Amount beneficially owned:

Xianjian holds 5,020,516 shares of Common Stock (the “Xianjian Shares”) and Bocom holds the Warrant. Yuehui Xie is the sole owner and Director of each of Xianjian and Bocom and thus has beneficial ownership over the Xianjian Shares and the Warrant.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

0

Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Yuehui Xie is the sole owner and Director of each of Xianjian and Bocom and has voting and dispositive power over the Xianjian Shares and the Warrant.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2017

Xianjian Advanced Technology Limited

By:	/s/ Luo Miao
Name: Luo Miao Attorney-in-Fact for Xianjian Advanced Technology Limited pursuant to Power of Attorney filed as Exhibit 24.1 to the Reporting Persons’ Schedule 13G, filed with the SEC on May 15, 2017

Bocom International Asset Management Limited

By:	/s/ Luo Miao

Name: Luo Miao

Attorney-in-Fact for Bocom International Asset Management Limited pursuant to Power of Attorney filed as Exhibit 24.2 to the Reporting Persons’ Schedule 13G, filed with the SEC on May 15, 2017

/s/ Luo Miao
Luo Miao Attorney-in-Fact for Yuehui Xie pursuant to Power of Attorney filed as Exhibit 24.3 to the Reporting Persons’ Schedule 13G, filed with the SEC on May 15, 2017

Page 9 of 9 Pages

Exhibit Index

Exhibit 24.1	Xianjian Advanced Technology Limited Power of Attorney.*
Exhibit 24.2	Bocom International Asset Management Limited Power of Attorney.**
Exhibit 24.3	Yuehui Xie Power of Attorney.***
Exhibit 99.1	Joint Filing Agreement.****

* Incorporated by reference to Exhibit 24.1 to the Reporting Persons’ Schedule 13G filed with the SEC on May 15, 2017.

** Incorporated by reference to Exhibit 24.2 to the Reporting Persons’ Schedule 13G filed with the SEC on May 15, 2017.

*** Incorporated by reference to Exhibit 24.3 to the Reporting Persons’ Schedule 13G filed with the SEC on May 15, 2017.

**** Incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13G filed with the SEC on May 15, 2017.